Exhibit 99.1

Lithium Americas Announces Release of
Draft Environmental Impact Statement
for Thacker Pass Lithium Project

Vancouver, Canada, July 30, 2020 - Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that the Draft Environmental Impact Statement (“Draft EIS”) for the Thacker Pass lithium project (“Thacker Pass” or the “Project”) is available for public comment as published by the U.S. Bureau of Land Management (“BLM”) in the federal register on July 29, 2020. Thacker Pass, located north of Winnemucca, Nevada, USA, is 100% owned by Lithium Nevada Corp. (“Lithium Nevada”), a US corporation and wholly-owned subsidiary of Lithium Americas.

“With over 10 years of development and over US$100 million invested by Lithium Americas in Nevada, the release of the Draft EIS marks a major step in advancing Thacker Pass towards production,” commented Jon Evans, President and CEO of the Company. “As the largest and highest grade known sedimentary lithium resource in the United States, Thacker Pass has the potential to provide environmentally responsible and high-quality lithium products for the growing electric vehicle market.”

“The milestone of filing the Draft EIS for the low-impact Thacker Pass lithium mine and processing facility, is a testament to the hard work of our team and the support of numerous organizations,” said Alexi Zawadzki, President of North American Operations. “Thacker Pass is expected to provide employment to approximately 1,000 workers and once in operations, to 300 permanent workers, with training and skills development programs aimed at maximizing local employment in northern Nevada.”

Permitting Process
Under the National Environmental Policy Act (“NEPA”), publication of the Draft EIS commences a 45-day public comment period. The BLM will then consider comments submitted by the public and regulatory agencies, update the Draft EIS as appropriate, and issue a Final Environmental Impact Statement (“Final EIS”). Upon publication of the Final EIS, a 30-day availability period is expected to follow before the BLM issues its Record of Decision (“ROD”) on the proposed Project and exploration plan. The ROD will state the BLM’s decision, describe alternatives that were considered, identify the preferred alternative and rationale for selection, and set forth any stipulations and environmental protection measures required by the agency. A positive final decision, along with BLM’s Plan of Operations Permit approval, if granted, would represent BLM’s authorization for construction and operations to proceed upon posting financial assurance for reclamation. Consistent with the NEPA time schedule, Lithium Nevada is also applying for various Federal, State and local permits to secure other necessary approvals for construction, operations, and reclamation.

For more information on the Thacker Pass Draft EIS please visit the BLM website at https://www.blm.gov/press-release/bureau-land-management-seeks-public-input-proposed-lithium-nevada-corporation-thacker.

Feasibility Study
The Company’s technical team and consultants continue to advance work on the Thacker Pass definitive feasibility study (“DFS”). Completion of the DFS is proceeding in parallel with the permitting process and sets out the design and layout of the Project. In response to the COVID-19 pandemic, Lithium Americas implemented strict health and safety measures which included temporarily closing its research testing facility in Reno, Nevada, and modifications on work required to complete the DFS. With significant progress to date, the Company expects to release results of the DFS in Q4 2020.

The BLM permitting process is based on proposed production of 60,000 tonnes per annum of lithium carbonate equivalent (“LCE”) for Thacker Pass at full capacity. The Company, based on feedback from potential partners and customers, is evaluating a phased development approach with the production of lithium carbonate in addition to battery-quality lithium hydroxide.

Qualified Person
Scientific and technical information provided in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of National Instrument 43-101 Standard of Disclosure for Mineral Projects by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Caucharí-Olaroz lithium project and Thacker Pass, available at www.sedar.com.

About Lithium Americas:
In addition to the Company’s 100%-owned Thacker Pass, Lithium Americas is developing the Caucharí-Olaroz lithium brine project in Jujuy, Argentina with 50/50 joint venture partner, Ganfeng Lithium Co. Ltd (“Ganfeng Lithium”). The Company previously announced a transaction whereby Ganfeng Lithium will increase its interest to 51% with Lithium Americas holding the remaining 49%. The transaction remains on track to close in Q3 2020. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Thacker Pass and Caucharí-Olaroz projects, including expected timing and completion of permitting processes and regulatory approvals; anticipated production levels and quality; a phased development approach for production; the expected timing for completion of the DFS; the ability to produce high quality battery grade lithium carbonate and hydroxide; the anticipated impacts of successful completion of the Thacker Pass project; and the employment opportunities to be available if the project proceeds along with their impact on the Northern Nevada region; the expected timing for completion of the previously announced transaction with Ganfeng in respect of the Caucharí-Olaroz project; and the effect of current or any additional regulations on the Company’s operations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to permitting activities at the Thacker Pass project and construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.